UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 000-51242

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

Building C, No. 5A Rong Chang East Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Yuping Ouyang
Name:	Yuping Ouyang
Title:	Chief Financial Officer

Date: November 26, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Techfaith’s third quarter 2012 financial results